Exhibit 99.1

April 2025 Investor Update FY2024

Table of Contents 1/ About Swvl 2/ Swvl Technology & Service Ecosystem 3/ Key Highlights 4/ Gross Profit Growth Momentum Strong Growth in Dollar-Pegged Revenue 5/ 6/ 7/ Revenue Growth & Margin Improvement in Saudi Arabia 8/ Portfolio Optimization & Margin Growth in Egypt Accelerating Growth in Recurring Revenue 9/ Improvement in Working Capital Efficiency 10/ Streamlining G&A for Enhanced Efficiency in the Past Two Years 11/ Definitions 12/ Appendix A

Disclaimers & Forward-looking Statements Disclaimer This presentation may contain “forward-looking statements” which include, but are not limited to, statements regarding future events and other statements that are not historical facts. Forward-looking statements are generally accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, Swvl is using forward-looking statements when it discusses its technology, solutions and product suite capabilities; the belief that its solutions will enable the operation of a fully optimized transportation network, empowering accessible, efficient and reliable transportation; the expansion of its business in the United States and the United Kingdom; its long-term sustainability and dollar-pegged growth; the expansion of dollar-pegged revenue to reduce exposure to changes in foreign currencies; the expansion of engineering operations and support teams in some of the cost-effective markets it operates in; the expectation that its new cohort of contracts will continue to grow year-over-year (YoY) while its commercial engine will consistently bring in new cohorts of contracts at an accelerating pace; and the expectation that its strong gross profit growth positions Swvl for continued success in the years ahead and the expected revenue and gross margin in the upcoming fiscal year. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements must not be relied on by any investor as a guarantee, assurance, prediction, or definitive statement of fact or probability. Actual results and outcomes could differ materially for a variety of reasons, including, among others, general economic, political and business conditions; the ability of Swvl to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its portfolio optimization plan; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; Swvl’s acquisitions may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Statement Regarding Non-IFRS Measures This presentation includes references to non-IFRS financial measures, which include amounts presented in local currencies. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. Swvl uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Swvl’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of recurring core business operating results. There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluate these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS. An explanation of the non-IFRS financial measures referenced in this presentation can be found below: For a reconciliation to the most directly comparable IFRS measures please see Appendix A. Key Business Measures In addition to the measures presented in our consolidated financial statements, this presentation includes references to certain key business measures that Swvl’s management uses to help evaluate and identify trends affecting Swvl’s business, formulate business plans and make strategic decisions. The key business measures referenced in this presentation are set forth below. Dollar-Pegged Revenue, Recurring Revenue, Transactional Revenue and Exit Margin, which are defined in Appendix A

Product Suite Real-time Monitoring & Insights Compliance & Safety Management Vehicle Rostering Network Planning & Routing Technologies Identity & Access Management About Swvl 1/ Use Cases Schools Universities Entreprise NEMT Public Transit Airlines Swvl Holdings Corp ("Swvl") is an end-to-end mobility operating system designed to transform urban mobility by making it more accessible, safe, cost-efficient, and reliable. Our comprehensive product suite, including real-time insights, vehicle rostering, and network planning technologies, ensures a robust foundation for all mobility needs. This provides analytics for informed decision-making and delivers operational efficiency by cutting down costs across the entire system. Swvl’s platform utilizes cutting-edge technology to provide tailored mobility solutions for various use cases, including first & last mile, schools, universities, public transit, NEMT, enterprise, and public transit. Swvl’s service can be delivered either as a standalone technology (SaaS) or as part of a comprehensive managed services offering (MaaS), including fleet sourcing, fleet management, and driver onboarding, further enhancing our ability to scale and retain clients, ensuring long-term success in these diverse use cases. Value Proposition First & Last mile White Labelled Customer Facing App Managed Services Mobility Consultancy Network Optimization Vehicle Utilization Fleet Sourcing Fleet Management Driver On-boarding On-ground Inspection

Swvl Technology & Service Ecosystem 2/ At Swvl, we offer mobility solutions that enable the operation of a fully optimized transportation network. Our end-to-end mobility operating system empowers accessible, efficient, and reliable transportation, driving smarter cities. Demand Analytics Network Planning Live Operations Administration

Key Highlights Commercial Performance in 2024 3/ Gross Margin Improvement +315bps in FY24 over FY23 & by 2,075 bps over FY22 Dollar Pegged-Revenue +95% in FY24 over FY23 Dollar-pegged revenue represented 21.3% in FY24 & 8.2% of FY23 over total revenue Cash Flows Used in Ops -64% in FY24 over FY23 & -97% in FY24 over FY22 Recurring Revenue 75% up from 73% in FY23 & 68% in FY22 Please refer to page 11 for definitions.

Gross Profit Growth Momentum 4/ FY22 FY23 FY24 Strong Gross Profit Growth 0% 21% Swvl has shown growth in gross profit 18% percentage over the past few years. From 0% in FY22, we grew to 18% in FY23 and 21% in FY24, reflecting the success of the portfolio optimization program. This steady upward trajectory demonstrates Swvl’s ability to drive efficiency, optimize operations, and enhance profitability, which we believe positions us for continued success in the years ahead. Gross Profit Percentage from FY22 to FY24

Accelerating Growth in Recurring Revenue 5/ FY22 32% 68% Recurring Contract-Based Revenue Focus We have made significant progress in increasing our recurring revenue, which grew from 68% in FY22 to 75% in FY24. We continue to focus on profitably scaling up our recurring revenue base on dollar-pegged revenue markets such as Saudi Arabia, UAE, and the rest of the Gulf Cooperation Council, with plans to expand to the U.S. and UK. Swvl’s recurring revenue comes in the form of enterprise and government contracts that usually range between 1 and 5 years. By prioritizing recurring revenue over transactional revenue, Swvl sets a foundation for predictable and profitable growth while reducing the impact of market volatility. Recurring vs. Transactional Revenue FY23 FY24 75% 25% 27% 73% Recurring Revenue Transactional Revenue Recurring Revenue Transactional Revenue Recurring Revenue Transactional Revenue Recurring Revenue: Represents our revenue from contract-based operations with our corporate customers [1] [2] [1] [2] Transactional Revenue: Represents our revenue from individuals and from non-recurring corporate customer requests.

6/ Strong Growth in Dollar-Pegged Revenue Dollar-Pegged Revenue Focus Swvl continues to focus on dollar-pegged revenue across the GCC, with plans to expand into the UK and U.S. to ensure long-term sustainability and dollar-pegged growth. In FY24, our dollar-pegged revenue grew by 2.8x from FY22 to FY24, increasing from 7.6% in FY22 to 23.2% in FY24. We will continue to aim at expanding our dollar-pegged revenue to reduce our exposure to changes in foreign currencies. While expanding our engineering, operations, and support teams in some of the cost-effective markets we operate in. Dollar-Pegged Revenue as a Percentage of Total Revenue FY22 FY23 FY24 8.2% 7.6% 2.8x 23.2% [3] [3] Dollar-Pegged Revenue: Represents revenue generated in currencies which are pegged to the US Dollar (i.e, currently, all revenues excluding EGP).

YoY Performance - Gross Margin $Mn Swvl continues to prioritize high-margin, high-profit operations, and this focus has yielded outstanding results. We achieved a record margin of $0.92 million in FY24, marking a remarkable 1.8x growth over FY23. Each new cohort of contracts continues to grow year-over-year while our commercial engine consistently brings in new cohorts of contracts at an accelerating pace. 7/ Strategy Highlight [4] Revenue Growth & Margin Improvement in Saudi Arabia Gross Margin in the Kingdom of Saudi Arabia 0.51 -0.23 3.98x 0.92 FY22 FY23 FY24 FY24 0.92 -0.23 3.63 FY22 3.25 FY23 1.88 0.51 FY25 1.37 4.96 [4] FY22 FY23 FY24 3.25 1.47 0.40 1.86 0.61 1.12 1.88 3.25 3.60 Forward-looking statement Revenue Cohort FY24 Cohort FY23 Cohort FY22 Cohorts Revenue in $Mn Gross Margin Revenue vs. Gross Margin in $Mn

Portfolio Optimization & Margin Growth in Egypt

Strategy Highlight

We experienced a remarkable transformation, with our gross margin expanding by 8.95x, from EGP 13.34 million in FY22 to EGP 119.4 million in FY24.

This exceptional growth in profitability highlights our strategy's effectiveness and our ability to drive long-term, high-margin value in Egypt.

Each new cohort of contracts continues to grow year-over-year while our commercial engine consistently brings in new cohorts of contracts at an accelerating pace.

While the reported revenue and gross margin in USD saw a relative decline due to FX impact (as shown in the IFRS reconciliation), the local currency performance tells a more accurate story of the business's underlying strength and scalability.

Non-IFRS Measure: Gross Margin in Egypt [5]

Gross Margin in EGP Mn



8.95x
13.34
110.7
119.4
FY22
FY23
FY24

Revenue vs. Gross Margin in EGP Mn

Non-IFRS Measure



Revenue
Gross Margin
749.8
642.9
595.2
613
13.34
110.7
119.4
122.9
FY22
FY23
FY24
FY25 [6]

Cohorts Revenue in EGP Mn

Non-IFRS Measure



Cohort FY24
Cohort FY23
Cohort FY22
306.9
306.9
357.4
15.28
342.1
402.1
40.87
18.36
342.8
FY22
FY23
FY24

IFRS Reconciliation - Gross Margin in $Mn

Note: Decline is mainly due to currency devaluation.



0.71
3.61
2.72
FY22
FY23
FY24

IFRS Reconciliation - Revenue vs. Gross Margin in $Mn

Note: Decline is mainly due to currency devaluation.



Revenue
Gross Margin
39.7
0.71
20.9
3.61
13.5
2.72
FY22
FY23
FY24

Cohorts Revenue in $Mn

Note: Decline is mainly due to currency devaluation.



Cohort FY24
Cohort FY23
Cohort FY22
16.2
16.2
11.6
0.50
11.1
9.14
0.92
0.42
7.80
FY22
FY23
FY24

[5] Gross Margin: Reference to Gross Margin in this slide represents revenue minus the cost of sales in Egyptian Pounds.

[6] Forward-looking statement

*Non-IFRS Measure: The amounts below are non-IFRS measures, as the group's reporting currency is the United States Dollar. All figures represented in this slide are in Egyptian Pounds (EGP). Please refer to Appendix A for the IFRS reconciliation.

8/

SWVL

Improvement in Working Capital Efficiency 9/ Net Cash Flows Used in Operating Activities in $Mn -9.10 -117.6 -3.29 FY22 FY23 FY24 -92% -64% Path to Free Cash Flows Swvl has made significant strides in improving its working capital efficiency over the past two years. In FY22, the net cash flows used in operating activities were at a high of $117.6 million. By FY23, we successfully reduced this figure by 92%, bringing it down to $9.10 million, reflecting our effective portfolio optimization program that we embarked on in 2022. In FY24, we continued this positive trend, reducing the net cash flows used in operating activities by 64%, reaching $3.29 million.

Streamlining G&A for Enhanced Efficiency in the Past Two Years 10/ Staff Costs 2.28 21.3 6.59 FY22 FY23 FY24 Insurance -69% 3.21 4.92 0.65 FY22 FY23 FY24 -86% Professional Fees 1.62 14.3 1.24 FY22 FY23 FY24 -91% Technology Costs 1.11 9.04 0.75 FY22 FY23 FY24 -92% Expenditure in $Mn Expenditure in $Mn Expenditure in $Mn Expenditure in $Mn

Definitions 11/ Dollar Pegged Revenue Represents revenue generated in currencies that are pegged to the US Dollar (i.e., currently, all revenues excluding EGP). Cash Flows used in Ops Represents net cash flows used in operating activities, as reported in our consolidated financial statements. Recurring Revenue Revenue that is from our contracts with corporate customers. Transactional revenue Revenue from individual users taking trips. Exit Gross Profit IFRS gross profit for the last month of the year. Gross Margin Represents IFRS revenue minus the cost of sales. EGP Represents Egyptian Pounds, the currency of Egypt.

Appendix A - Reconciliation of Non-IFRS Measures 12/ Years Non-IFRS IFRS Local Currency USD/EGP Amount as Reported FY22 749.8 18.87 39.73 FY23 642.9 30.66 20.97 FY24 595.2 43.94 13.55 The revenue of Egypt reported under local currency, when translated into the reporting currency of the Group, is different. Please find below a reconciliation of the figures from Non-IFRS to IFRS reported numbers: Years Non IFRS IFRS Local Currency USD/EGP Amount as Reported FY22 13.34 18.87 0.71 FY23 110.7 30.66 3.61 FY24 119.4 43.94 2.72 The margins of Egypt presented in local currency, when translated into the reporting currency of the Group, are different. Please find below a reconciliation of the figures from Non-IFRS to IFRS reported numbers: Years Local Currency Total in EGP USD/ EGP IFRS Total in USD FY22 306.90 - - 306.90 18.87 16.26 - - 16.26 FY23 342.10 15.28 - 357.38 30.66 11.16 0.50 - 11.66 FY24 342.80 18.36 40.57 401.73 43.94 7.80 0.42 0.92 9.14 Our cohort analysis in Egypt is presented in local currency, which is different when translated into the reporting currency of the Group. Please find below a reconciliation of the figures from Non-IFRS to IFRS reported numbers: